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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                SCHEDULE 14D-9
                                (RULE 14D-101)
         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                            Telocity Delaware, Inc.
                            -----------------------
                           (Name of Subject Company)

                            Telocity Delaware, Inc.
                            -----------------------
                       (Name of Person Filing Statement)

                   Common Stock, par value $0.001 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                    87971D
                     (CUSIP Number of Class of Securities)

                                 Scott Martin
                                 ------------
                           Executive Vice President,
                  Chief Administrative Officer and Secretary
                            Telocity Delaware, Inc.
                           10355 North DeAnza Blvd.
                          Cupertino, California 95014
                                (408) 863-6600

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With Copies to

                           Diane Holt Frankle, Esq.
                       Gray Cary Ware & Friedenrich LLP
                              400 Hamilton Avenue
                       Palo Alto, California 94301-1825
                                (650) 833-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 2 (the "Amendment") amends and supplements the Schedule
14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on February 1, 2001 by Telocity Delaware, Inc., a Delaware corporation ("Telocity"), as amended on February 9, 2001 (the "Schedule 14D-9"), relating to the tender offer by DIRECTV Broadband Inc. ("DIRECTV"), a Delaware corporation and wholly owned subsidiary of Hughes Electronics Corporation, a Delaware corporation ("Hughes"), to purchase all of the issued and outstanding shares of Telocity common stock, par value $.001 per share (the "Shares"), at a purchase price of $2.15 per Share, net to the seller in cash, less any withholding taxes, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits
(a)(1) and (a)(2) to the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the
Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

   The information set forth under the caption "Item 8. Additional Information" in the Schedule 14D-9 is amended and supplemented as follows:

   In accordance with the terms of the convertible subordinated note
(the "Note") issued by Telocity Delaware, Inc. ("Telocity" or the "Company") to Hughes Electronics Corporation ("Hughes") in connection with the December 21, 2000 Agreement and Plan of Merger by and among Telocity, Hughes and DIRECTV Broadband Inc. ("DIRECTV"), Hughes has agreed to provide Telocity with up to $20 million in unsecured interim financing. On February 13, 2001, Telocity delivered written notice to Hughes of its intent to draw down $10 million under the Note. On February 16, 2001, pursuant to the terms of the Note, Telocity received from Hughes $10 million of the $20 million line of credit authorized under the Note. In the future, Telocity will access this interim financing on an "as needed" basis. A copy of the Note is included as an exhibit to the Schedule TO previously filed by Hughes on February 1, 2001.

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented by the addition of the following exhibit:

     (a)(14) Telocity Delaware, Inc.'s revised financial results for the fourth quarter and year ended December 31, 2000.
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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Telocity Delaware, Inc.



                              By: /s/ Scott Martin
                                  ___________________________
                                  Scott Martin
                                  Executive Vice President, Chief Administrative Officer and Corporate Secretary

                              Dated: February 16, 2001
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EXHIBIT INDEX

Exhibit No.  Exhibit Name

(a)(14) Telocity Delaware, Inc.'s revised financial results for the fourth quarter and year ended December 31, 2000.